UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

EMPIRE RESOURCES, INC.

(Name of Subject Company)

TA CHEN INVESTMENT CORPORATION

(Offeror)

TA CHEN STAINLESS PIPE CO., LTD.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

292206E100

(CUSIP Number of Class of Securities)

Johnny Hsieh
5855 Obispo Avenue
Long Beach, California 90805
(562) 808-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark T. Hiraide, Esq.
Kevin Friedmann, Esq.
Mitchell Silberberg & Knupp LLP
11377 W. Olympic Boulevard
Los Angeles, California 90064
(310) 312-3768

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$55,130,606	$6,389.64

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Empire Resources, Inc. (“Empire Resources”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 7,837,408 issued and outstanding Shares (as defined below), multiplied by the offer price of $7.00 per share (the “Offer Price”) and (ii) 50,000 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price, multiplied by the Offer Price minus the exercise price of each such option. The foregoing figures have been provided by the issuer to the offerors and are as of March 30, 2017, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2017, issued August 31, 2016, is calculated by multiplying the Transaction Valuation by 0.0001159.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,389.64	Filing Party: Ta Chen Investment Corporation and Ta Chen Stainless Pipe Co., Ltd.
Form or Registration No.: Schedule TO	Date Filed: April 7, 2017
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ta Chen Stainless Pipe Co., Ltd., a Taiwan corporation (“Ta Chen”), and Ta Chen Investment Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Ta Chen, with the U.S. Securities and Exchange Commission (the “SEC”) on April 7, 2017 (as so amended and supplemented, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Empire Resources, Inc., a Delaware corporation (“Empire Resources”), that are issued and outstanding (excluding Shares held by Purchaser and its affiliates) at a price of $7.00 per Share, in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), to the Schedule TO.

All the information set forth in the Offer to Purchase, including Annexes A and B thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at one minute after 11:59 p.m., New York City time, on Thursday, May 4, 2017. The Depositary for the Offer has advised Ta Chen and Purchaser that, as of the expiration of the Offer, a total of 6,618,848 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 80% of the 8,250,455 issued and outstanding Shares as of the expiration of the Offer. Additionally, the Depositary has advised Ta Chen and Purchaser that an additional 100,500 Shares had been tendered by notice of guaranteed delivery, representing approximately 1% of the 8,250,455 issued and outstanding Shares as of the expiration of the Offer. Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. The number of Shares (excluding Shares delivered pursuant to notices of guaranteed delivery) tendered satisfied the Minimum Condition (as defined in the Offer to Purchase). As the Minimum Condition and each of the other conditions of the Offer has been satisfied (or waived), Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following the purchase of Shares in the Offer, the Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of Empire Resources in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Accordingly, and subject to the satisfaction of the remaining conditions in the Merger Agreement (as defined in the Offer to Purchase), Purchaser and Ta Chen intend to consummate a merger in which Purchaser will merge with and into Empire Resources (the “Merger”), with Empire Resources surviving the Merger and continuing as a wholly owned subsidiary of Ta Chen, as promptly as practicable in accordance with the terms of the Merger Agreement and without a vote by the stockholders of Empire Resources to adopt the Merger Agreement or consummate the Merger in accordance with Section 251(h) of the DGCL. No other action by the stockholders of Empire Resources will be required pursuant to Delaware law or otherwise. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined in the Offer to Purchase), other than (i) Shares held by Empire Resources as treasury stock, which will be cancelled and cease to exist and (ii) Shares owned by stockholders of Empire Resources who perfect their appraisal rights under Section 262 of the DGCL, will be converted into the right to receive an amount of cash equal to the Offer Price, without interest, and less any required tax withholding. All Shares that are converted into the right to receive the Offer Price will be canceled and cease to exist. Promptly following consummation of the Merger, Ta Chen intends to cause all Shares to be delisted from The NASDAQ Capital Market and deregistered under the Securities Exchange Act of 1934, as amended.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2017

TA CHEN STAINLESS PIPE CO., LTD.

By:	/s/ Li-Yun Hsieh Name: Li-Yun Hsieh Title: Chairman

TA CHEN INVESTMENT CORPORATION

By:	/s/ Johnny Hsieh Name: Johnny Hsieh Title: President